White Knight Resources Ltd.
 Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com
E-Mail: info@whiteknightres.com

Lower Plate Challenge Contest

Vancouver, British Columbia
White Knight Resources Ltd. (TSXV – WKR)
June 15, 2005

White Knight Resources Ltd. (the “Company”) is pleased to announce the launching of the Lower Plate Challenge, a contest in which you can win a trip to Las Vegas for two for a weekend with US$1,000 spending money. In order to win, contestants must visit the website and make their evaluation as to where Lower Plate will be intersected on one of the Company’s three applicable drill programs. As with the Carlin Trend, the relevance of Lower Plate being intersected on the Cortez Trend is significant for the Company as these are the rocks which host the biggest Carlin-type gold deposits. The contest is an opportunity for shareholders and non-shareholders alike to educate and familiarize themselves with the geological and geophysical tools used to target drilling in the search for Carlin-type gold deposits in north-central Nevada. The Lower Plate Challenge offers the public participation in “the hunt” with all the attendant elements of speculation, excitement and possible disappointment to which generally only the technical team is exposed.

Please visit www.whiteknightres.com to participate in the Lower Plate Challenge.

About White Knight:

White Knight is a gold exploration company active in generating and exploring mineral prospects in Nevada, USA. The Company currently controls the second largest land holding in the Cortez Trend of Nevada. Its property portfolio includes 18 properties (over 60,000 acres), fifteen of which are located in the Cortez Trend. The total anticipated drilling exposure during the 2005 field season is expected to be approximately 70,000 feet on nine properties.

On behalf of the Board of Directors,

“Kareen McKinnon”

Kareen McKinnon
Vice President, Corporate Development

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.